Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES FILING BY THREE OF ITS GROUP COMPANIES OF REQUESTS TO REGISTER SHARES FOR TRADING ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, Israel, April 29, 2007 – Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that three of its group companies, BrainsGate Ltd., in which Elron holds approximately 22%, Starling Advanced Communications Ltd., in which Elron holds approximately 27% directly and approximately 46% indirectly through its 50.1% held subsidiary, RDC – Rafael Development Corporation (“RDC”), and SELA – Semiconductor Engineering Laboratories Ltd., in which it holds approximately 12% directly and approximately 54% indirectly through RDC, have filed requests with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) for proposed public offerings of their respective shares on the TASE. It is the intention of each of these companies to list on the TASE during the second quarter of 2007 or as soon as possible thereafter, subject to receiving a permit from the Israeli Securities Authority and market conditions. The pricing and extent of each proposed offering has not yet been determined. These requests are a preliminary step in the respective proposed offerings and there is no assurance when or if at all, any of the proposed offerings will take place.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).